K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

October 20, 2023

VIA EDGAR

Ms. Valerie Lithotomos, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:   Nushares ETF Trust

File Nos. 333-212032 and 811-23161

Dear Ms. Lithotomos:

On behalf of our client, Nushares ETF Trust (the “Trust” or “Registrant”), we are responding to Staff comments we received telephonically on October 2, 2023, related to Post-Effective Amendment No. 91 to the Trust’s registration statement on Form N-1A (Amendment No. 94 to the Trust’s registration statement under the Investment Company Act of 1940) (the “Amendment”). The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 23, 2023, for the purpose of revising the structure of the Trust’s Nuveen Growth Opportunities ETF (the “Fund”) from a semi-transparent ETF to a fully transparent ETF. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.

Comment: Please confirm that the Fund’s acquired fund fees and expenses (“AFFE”), if any, will not exceed one basis point. If AFFE will exceed one basis point, please revise the Fund’s fee table to reflect the Fund’s AFFE.

Response: Confirmed.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

Valerie Lithotomos, Esq.

October 20, 2023

2.

Comment: The Staff notes that the Fund includes Active Management Risk as a principal risk of investing in the Fund. Please revise the Fund’s principal investment strategy to state that the Fund is actively managed.

Response: The Registrant has made the requested change.

3.

Comment: The Staff notes that the last sentence of the first paragraph of the Fund’s principal investment strategy states that the Fund invests a significant portion of its assets in companies in the information technology sector. Please confirm this will remain accurate going forward and, if not, revise as necessary.

Response: Confirmed.

4.

Comment: The Staff notes that the Fund may utilize futures contracts as part of its principal investment strategy. Will the Fund invest in any other derivative instruments as part of its principal investment strategy? If so, please state in correspondence what percentage of the Fund may be invested in such derivative instruments.

Response: The Registrant no longer intends to utilize futures contracts as part of the Fund’s principal investment strategy. Accordingly, the Registrant has removed all references to futures contracts from the descriptions of the Fund’s principal investment strategies and principal risks. As noted in the Fund’s Statement of Additional Information (the “SAI”), the Registrant confirms that the Fund may purchase options contracts as part of the Fund’s non-principal investment strategy. The Fund’s allocation to purchased options contracts is not expected to exceed 5% of the Fund’s assets.

5.

Comment: The Staff notes that the Fund’s principal risks appear in alphabetical order. Please consider ordering the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”

Response: The Registrant has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the Fund’s principal risks, not overly lengthy or technical, and that the risks the Staff would consider most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Registrant believes that listing the risk disclosures alphabetically allows the Fund to be consistent in its presentation, provides better comparability and eliminates any subjective arguments as to the importance of certain risk disclosures. As such, we respectfully decline your request.

Valerie Lithotomos, Esq.

October 20, 2023

While the Registrant respectfully declines to reorder the Fund’s principal risks, the Registrant notes that the following disclosure is included in the first paragraph under “Principal Risks” in the Fund’s summary section, with similar language included in response to Item 9 of Form N-1A, to help investors understand the importance of reading each risk disclosure regardless of their sequence:

The principal risks of investing in the Fund listed below are presented alphabetically to facilitate your ability to find particular risks and compare them with the risks of other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.

6.	Comment: Please confirm that all empty brackets will be completed in the Fund’s final registration statement.

Response: Confirmed.

Statement of Additional Information

7.

Comment: The Staff notes that the sixth fundamental policy listed under the “Investment Restrictions” section of the SAI states that the Fund may not “purchase the securities of any issuer if, as a result, 25% or more of the Fund’s total assets would be invested in the securities of issuers whose principal business activities are in the same industry….” However, in the description of the Fund’s principal investment strategies in the Prospectus, the disclosure states, “[a]s of the date of this prospectus, the Fund invests a significant portion of its assets in companies in the information technology sector.” Please explain supplementally how these statements are consistent or revise this disclosure in the Fund’s Prospectus and/or SAI, as needed.

Response: The Registrant notes that the Fund’s fundamental concentration policy, as described in the SAI, relates to issuers with principal business activities in the same industry (e.g., Banks), whereas the statement in the Fund’s principal investment strategy relates to companies in the same sector (e.g., Financials). Accordingly, these statements are consistent and do not contradict.

* * * * *

Valerie Lithotomos, Esq.

October 20, 2023

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070 or John McGuire at (202) 373-6799.

Sincerely, /s/ K. Michael Carlton K. Michael Carlton cc: W. John McGuire, Esq. Diana Gonzalez, Esq.